SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 27, 2007 re: Partner Communications announces it received a petition to grant an order nisi and an interlocutory order

PARTNER COMMUNICATIONS ANNOUNCES IT
RECEIVED A PETITION TO GRANT AN ORDER NISI
AND AN INTERLOCUTORY ORDER

ROSH HA’AYIN, Israel, July 27, 2007 – Partner Communications Company Ltd. (“Partner”) (Nasdaq and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced that it received yesterday a petition to grant an order nisi and an interlocutory order, filed in the Supreme Court sitting as the High Court of Justice against the Minister of Environmental Protection, the Minister of Interior and the Minister of Communications (as respondents) and against Partner, Pelephone Communications Ltd., Cellcom Israel Ltd. and Mirs Communications Ltd. (as formal respondents). The petitioners, “the Forum for Sane Cellular Telephony” and others, seek orders nisi against the respondents to show cause why they should not refrain from granting building, erection and operating permits to cellular antennas in reliance on the exception applicable to “wireless access devices” set in the Communications Law (Telecommunications and Broadcasting), 5742-1982, and why they should not revoke all such erection and operating permits granted to date pursuant to the said exception. In addition, the petitioners seek an interlocutory order prohibiting the respondents from granting permits until the petition is heard.

Partner is still reviewing and evaluating the petition, and at this early stage is not in a position to evaluate with any certainty the likelihood that the petition will be allowed.

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Should the petition be allowed, it may adversely affect Partner’s communications network and consequently, inter-alia, its ability to continue to provide a high quality service to its customers. In addition, if the petition is allowed, this could hamper Partner’s continued rolling-out of the network.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.703 million subscribers in Israel (as of March 31, 2007). The Company launched its 3G service in 2004. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information, see www.htil.com.

For more information about Partner, see www.investors.partner.co.il

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        Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: July 27, 2007

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